Henkel

A Brand like a Friend

Henkel KGaA, 40191 Düsseldorf, Deutschland

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
JAN 15 2004
WASH. D.C. 158 SECTION

SUPPL

Datum / Date	2004-01-14	Abteilung / Dept.	VJC / T. Kühn
Ihre Nachricht / Your message		Telefon / Phone	+49 211 797 8959
		Telefax / Fax	+49 211 798 2463
		E-Mail / E-mail	Thomas-Gerd.Kuehn@henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

[redacted]
04012133

Ladies and Gentlemen:

Enclosed please find Henkel's press release "Henkel strengthens its Adhesives business in Asia".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

HENKEL KGaA

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

T. Kuehn H. Nicolas

dlw 1/20

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Thema: Press Release "Henkel strengthens its Adhesives business in Asia"

Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen,

Attached please find the press release "Henkel strengthens its Adhesives business in Asia", which we just distributed to the media.

With my very best regards

Ernst Primosch

Press Release

Entry into the Korean sealants market

Henkel strengthens its Adhesives business in Asia

The Henkel Group strengthens its Adhesives business through the takeover of the Korean sealant manufacturer Lucky Silicone Industry Co. Ltd. headquartered in Jincheon, Korea. The company is the market leader in Korea's sealants segment.

Düsseldorf/Jincheon – The Henkel Group acquired the Korean company Lucky Silicone Industry Co. Ltd. at the end of 2003. This enterprise, which was founded in 1978 and has a workforce of 46, primarily develops, produces and sells sealants in Korea. As the market leader in Korea, Lucky Silicone Industry Co. Ltd. realized sales of around 30 million euros in fiscal 2002.

"The company is an excellent complement to our existing Adhesives business in Korea", explained Alois Linder, Executive Vice President Consumer and Craftsmen Adhesives. "This acquisition gives Henkel a strategically important position in the rising Asian sealants market."

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2002 the Henkel Group generated sales of 9.66 billion euros and an operating profit (EBIT) of 666 million euros. 50,000 employees work for the Henkel Group worldwide. People in 126 countries around the world trust in brands and technologies from Henkel.

This information contains forward-looking statements based on the current beliefs and estimates of Henkel's management. They are not guarantees of future performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results or performance to be materially different from those expressed or implied by such statements. Many of these risks and uncertainties relate to factors that are beyond Henkel's ability to control or estimate precisely, such as future market and economic conditions and the behavior of other market participants. Henkel does not intend nor assume any obligation to update these forward-looking statements.

January 14, 2004

Henkel Group
Corporate Communications
Ernst Primosch
Tel.: +49-211-797-3533
Fax: +49-211-798-9208

Lars Witteck
Tel.: +49-211-797-2606
Fax: +49-211-798-9208

press@henkel.com
press.henkel.com

Presseinformation